March 11, 2026

Reza Taleghani
Chief Financial Officer
Under Armour, Inc.
101 Performance Drive
Baltimore, Maryland 21230

       Re: Under Armour, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2025
           Filed May 22, 2025
           File No. 001-33202
Dear Reza Taleghani:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2025
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Goodwill and Indefinite-Lived Intangible Assets, page 54

1. We note your disclosure that in conducting an annual impairment test, you first review qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit or indefinite-lived intangible asset is less than its carrying amount, and if factors indicate that is the case, or if you choose to bypass the qualitative assessment, you perform a quantitative impairment test. We further note that no goodwill impairments were recorded during Fiscal 2025, Fiscal 2024 or Fiscal 2023. Please revise your disclosures to ensure that you include an accounting policy addressing how you assess goodwill and intangible assets for impairment. Your disclosures should include, but not necessarily be limited to the following:
           Provide a thorough discussion of your impairment testing policies, including a description of the key assumptions used to estimate the fair value of the reporting units for your goodwill impairment analysis, how the key assumptions were
 March 11, 2026
Page 2

           determined, the degree of uncertainty associated with the key assumptions, and any material changes in the key assumptions during the periods presented.
             Discuss how goodwill and other intangible assets were tested during the respective periods, including whether you performed a qualitative and/or quantitative test.
             Indicate how you determine your reporting units for goodwill impairment testing purposes and identify your reporting units.
             State whether or not the fair values of your reporting units
substantially exceed    the
           respective carrying values. To the extent any reporting unit fair values are not substantially in excess of carrying values, disclose the name(s) of the reporting unit(s), the percentage by which the estimated fair value of the reporting unit(s)
           exceeded the carrying value, the amount of goodwill allocated to the reporting unit(s), and whether the related goodwill is at risk of impairment. Also provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
             Given the revenue decreases in your North America segment, ensure you specifically and comprehensively address the recoverability of respective assets.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing